UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check one): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

        For Period Ended: March 31, 2005

        |_| Transition Report on Form 10-K
        |_| Transition Report on Form 20-F
        |_| Transition Report on Form 11-K
        |_| Transition Report on Form 10-Q
        |_| Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Statmon Technologies Corp.
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Full Name of Registrant


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Former Name if Applicable

345 N. Maple Dr., Suite 120
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Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 90210
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
|X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

      State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant was unable to file the Form 10-KSB for the year ended March 31, 2005, without unreasonable effort or expense, due to its inability to file a complete and accurate Form 10-KSB by the original filing date.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Geoffrey P. Talbot             (310)            288-4582
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                (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).     Yes  |X|   No |_|

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                       Yes |X|    No |_|

      It is anticipated that the Net Revenues and Net Loss for the year ended March 31, 2005 will be approximately $1,400,000 and $3,000,000, respectively, compared to approximately $2,500,000 and $600,000, respectively, for the year ended March 31, 2004. The increase in the Net Loss for the period can be primarily contributed to a decrease in Net Revenues of approximately $1,100,000, an increase in operating costs of approximately $600,000 and an increase in charges related to financing, amortization of debt discount and equity issued in association with debt of approximately $700,000."

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                           Statmon Technologies Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  6/29/2005                         By /s/ Geoffrey P. Talbot
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                                           Geoffrey P. Talbot
                                           Title: Chief Executive Officer


---------------------------------ATTENTION--------------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001).
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